UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-6627

MICHAEL BAKER CORPORATION

(Exact name of registrant as specified in its charter)

H. James McKnight Executive Vice President, Chief Legal Officer and Corporate Secretary Airside Business Park 100 Airside Drive Moon Township, Pennsylvania 15108 (412) 269-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to: Kevin J. Lavin J. Matthew Owens Arnold & Porter LLP 555 Twelfth Street, N.W. Washington, D.C. 20004 (202) 942-5000

Common Stock, par value $1.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Michael Baker Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 28, 2013	MICHAEL BAKER CORPORATION

		By:	/s/ Thomas J. Campbell
		Name:	Thomas J. Campbell
		Title:	Chairman